[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 5, 2013

VIA E-MAIL AND EDGAR

Mr. Todd Schiffman
Assistant Director

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SCBT Financial Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed May 29, 2013
File No. 333-188089

Dear Mr. Schiffman:

On behalf of SCBT Financial Corporation (the “Company” or “SCBT”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to its registration statement on Form S-4 filed with the Commission on May 29, 2013 (as amended, the “Registration Statement”) contained in your letter dated June 3, 2013 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, we are filing a second amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 2 marked to show the changes made to Amendment No. 1 to the Registration Statement as filed on May 29, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Registration Statement on Form S-4

Summary

First Financial’s Officers and Directors Have Financial Interests . . ., page 11

1.              We note your disclosure of the aggregate compensation for each executive officer as a result of the merger.  Please also include the compensation to be earned by First Financial’s directors who will ultimately serve on the SCBT board as well as the compensation for those directors who will serve on the SCBT advisory board.

RESPONSE:  The Registration Statement has been revised at pages 11, 18 and 73 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 24

2.              Please revise to consistently refer to pro forma financial information as combined as opposed to consolidated in this section.  For example, please revise the header of the pro forma balance sheets on page 26 to unaudited pro forma condensed combined balance sheet similar to that disclosed in the introductory paragraphs to the pro forma financial statements.

RESPONSE:  The Registration Statement has been revised at pages 26, 29 and 31 in response to the Staff’s comment.

The Merger

SCBT and First Financial Unaudited Prospective Financial Information, page 71

3.              We note that Sandler O’Neill presented financial projections for both companies on a standalone and pro forma basis through December 31, 2017 in its fairness opinion to the First Financial board of directors.  Please revise the registration statement to include such projections.

RESPONSE:  The Registration Statement has been revised at pages 61 and 62, in the section entitled “The Merger—Opinion of Sandler O’Neill + Partners, L.P.—Pro Forma Merger Analysis,” in response to the Staff’s comment.

Tax Consequences of the Merger Generally, page 100

4.              We note that you filed the tax opinions of respective counsel as Exhibits 8.1 and 8.2.  Please state that such opinions have been filed as exhibits and indicate that the discussion within the registration statement is a summary of the opinions.

RESPONSE:  The Registration Statement has been revised at pages 100 and 101 in response to the Staff’s comment.

Exhibits 8.1 and 8.2

5.              In the last sentence of the first paragraph, remove the word “certain” and insert “the material”.

RESPONSE:  Exhibits 8.1 and 8.2 to the Registration Statement have been revised in response to the Staff’s comment.

6.              In the second paragraph, delete assumption “ii”. Revise the opinion to opine on whether the merger qualifies as a “statutory merger”.

RESPONSE:  Exhibits 8.1 and 8.2 to the Registration Statement have been revised in response to the Staff’s comment.

7.              Revise each opinion to state the results of the merger qualifying as a “reorganization”.

RESPONSE:  Exhibits 8.1 and 8.2 to the Registration Statement have been revised in response to the Staff’s comment.

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MMGuest@wlrk.com, or my colleague Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc.	Via E-mail
Keith Rainwater
SCBT Financial Corporation